EXHIBIT 99.1

Hydrogenics Awarded Contracts to Deliver Seven Electrolyzers

Industrial Applications for Global Customers

MISSISSAUGA, Ontario, May 6, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the Company has received contracts for the delivery of seven electrolyzers to customers in Asia, Europe and South America. The electrolyzers will be utilized by food processing, metallurgy, and thermal power plants, with delivery expected over the next six to nine months.

"The industrial segment of our hydrogen generation business continues to benefit as economic conditions improve around the world," said Daryl Wilson, Hydrogenics President and CEO.  "As the market leader in providing industrial electrolysis products, we are pleased and well positioned to see continued growth," added Wilson.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com